August 30, 2006

VIA EDGAR AND OVERNIGHT COURIER

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allion Healthcare, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2005 — Filed April 19, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006 — Filed May 10, 2006
File No. 0-17821

Dear Ms. Jenkins:

This letter sets forth the responses of Allion Healthcare, Inc. (“Allion” or the “Company”) to the Security and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated August 8, 2006 with regard to the above-referenced filings. In response to the Staff’s comments, we have prepared draft changes to our disclosure that are reflected in Appendix A hereto and for which we request the Staff’s consideration that we make in our future periodic filings. We have also provided supplemental information in this letter in response to the Staff’s requests for such information. We believe that our historical filings meet the filing requirements under the Securities Act of 1933 and the Securities Exchange Act of 1934. This letter and the attached Appendix have been publicly filed and Allion will include the additional disclosure contemplated by the Appendix in future filings.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for the Fiscal Year ended December 31, 2005

Financial Statements

Note 2. Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 50

1.	Comment. On page 37 you discuss revenue relating to premium reimbursement in California and New York. Revise the footnotes to disclose your revenue recognition policy for the premium reimbursements.

Ms. Jenkins

United States Securities and Exchange Commission

Discuss revenue recognition for the retroactive payments as well as for new prescriptions covered under these programs. Disclose in “Critical Accounting Policies” whether you wait for authorization from the state reimbursement programs before you fill the prescriptions. Disclose in MD&A when you expect to receive payment for the New York premium accrued revenues and the steps you take in collecting the receivable.

Response. In response to the Staff’s comment we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our revenue recognition disclosure in MD&A and the notes to our financial statements to provide more detail as to our policies and procedures in recognizing premium reimbursement, including for retroactive payments and our authorization procedures.

Representatives of the Company are in regular communication with each state agency to follow up on outstanding payments that may remain due. In the Net Sales section of Results of Operations in our MD&A disclosure we describe that we expect payment in the first six months of 2006.

Stock-Based Compensation Plans, page 51

2.	Comment. Tell us your basis for using a volatility assumption of 20% in computing the fair value of your 2005 options. We note that you were privately held prior to June 2005. Tell us whether the 20% represents a weighted-average assumption and how the amount was determined.

Response. We granted options only once in 2005 in February for 10,000 options to one employee. At the time of the grant, Allion was a private company. We used an implied volatility factor of 20% based on analysis by an independent valuation company. The volatility factor was developed by looking at similar volatility measures for publicly traded long term equity appreciation rights (LEAPs). At the time, the status of a possible initial public offering was uncertain and therefore we evaluated public company volatilities and determined that 20% was appropriate at the time relative to the above mentioned LEAPs and the fact that we were still private. The data for LEAPs showed a range of volatilities of 1%—30% for publicly traded companies. As the Company was still private but had plans to pursue an initial public offering in the near future, and based upon input from the independent valuation company, we determined that 20% was an appropriate volatility.

Note 5—Acquisitions, page 54

3.	Comment. We note your disclosure that certain assets of Frontier and Priority were acquired. Please tell us how you evaluated whether a business was acquired as discussed in paragraph 9 of SFAS 141 and paragraph 6 of EITF 98-3. To the extent that the acquisitions were not business combinations, tell us why you believe it was appropriate to record goodwill. Refer to paragraph 9 of SFAS 142.

Response. Allion reviewed SFAS 141, Business Combinations and EITF 98-3, Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or a Business.

Ms. Jenkins

United States Securities and Exchange Commission

After analyzing each of these transactions under this guidance, we concluded that each of them was properly classified as an acquisition of a business and provided for the recording of goodwill representing value to the business in excess of the identified tangible and intangible assets.

As directed in paragraph 9 of SFAS 141, we analyzed the guidance as provided in EITF 98-3 concerning whether an acquired entity is considered a business. We used the three-step process set forth in EITF 98-3 to analyze the acquisition. First, we identified the elements included in the transferred set. Second, we compared the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, we assessed whether the missing elements led to a conclusion that the transferred set is not a business, which is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business. Below is an evaluation of the three components of the transferred set (inputs, processes and outputs).

We identified the following inputs for each acquisition:

Input Categories:	Allion consideration:
Long-lived assets, including intangible assets, or rights to the use of long-lived assets:	Customer lists, customer relationships, supplier lists, goodwill and a covenant not to compete.
Intellectual property:	None
The ability to obtain access to necessary materials or rights:	Acquired inventory and a supplier list.
Employees:	Hired employees involved in the pharmacy operations and sales employees; these employees are important to the business and their roles will remain consistent.

Ms. Jenkins

United States Securities and Exchange Commission

We identified the following processes for each acquisition:

Processes:	Allion consideration:

The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes:

Hired employees and obtained guidance and knowledge of the principal sellers, who also provided management, operational and resource processes to Allion.

We identified the following outputs for each acquisition:

Outputs:	Allion consideration:
The ability to obtain access to the customers that purchase the outputs of the transferred set:	Acquired customer lists and customer relationships, together with all files and records related thereto.

We assessed if any missing elements were required to conduct normal operations and determined that to the extent there were missing elements, such elements were not difficult to obtain and did not require a material level of investment relative to the fair value of the transferred set.

Based on our review as discussed above, Allion concluded that both acquisitions were deemed to be acquisitions of a business and provided for the recording of goodwill representing value to the business in excess of the identified tangible and intangible assets.

Since the acquisitions were considered business combinations as defined in SFAS 141, goodwill was appropriately recorded and paragraph 9 of SFAS 142 is not applicable.

4.	Comment. We note your disclosure regarding the classification of the warrants issued to Specialty as liabilities. Please tell us the accounting literature on which this conclusion was based. If the warrants were recorded at fair value on the date of issuance, tell us whether the fair value was adjusted at each subsequent balance sheet date in accordance with SFAS 150, SFAS 133, EITF 00-19 or other applicable literature. Revise your disclosures as appropriate.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our Acquisition footnote disclosure.

Background

Allion acquired 100% of the outstanding capital stock of Specialty in February 2005, and we paid consideration consisting of cash, debt and warrants. The Company issued warrants to purchase 351,438 shares of common stock at an exercise price of $6.26 per share. The warrants had a mandatory redemption feature applicable to 50% of the underlying shares at a price of $9.00 per each underlying share in the event of an initial public offering by Allion (an “IPO”).

Ms. Jenkins

United States Securities and Exchange Commission

However, if the IPO did not occur by June 1, 2006, the warrants also provided each holder with the right to require the Company to redeem 100% of the holder’s warrant at a price of $6.26 per each underlying share. The Company engaged a valuation firm to value the warrants at fair market value, which valuation contemplated two valuation scenarios (with and without a successful IPO). In determining the fair market value of the warrants, the valuation firm and Allion weighed the probability of the two events. The Company accounted for the warrants as a debit to the purchase price and a credit to a liability at fair market value since 50% of the warrants were mandatorily redeemable for cash upon the occurrence of an IPO and 100% of the warrants were redeemable at the option of the holder for cash upon the non-occurrence of an IPO by June 1, 2006. We redeemed half of these warrants in June 2005 following Allion’s IPO in accordance with the mandatory redemption provision contained in the warrants. The liability for the non-redeemed, remaining warrants was extinguished at the time of the June 2005 partial redemption because we had completed an IPO prior to June 1, 2006 and, therefore, the warrant holders could no longer require the Company to redeem their warrants at $6.26 per underlying share. The Company concluded that there was no change in the fair market value of the warrants from the date of acquisition to March 31, 2005. Upon settlement of the warrants in June 2005, the difference between the fair market value recorded at the acquisition date and the amount paid to extinguish liability at settlement date was recorded as other income.

Classification of the warrants as liabilities

Allion reviewed EITF 97-8 and 00-19 as well as FASB 150 and FASB 150-1 and concluded that the following support our position that the warrants should be classified as liabilities:

•	The warrants should be recorded at fair value at the date of acquisition (EITF 97-8).

•	Warrants that require net-cash settlement (including a requirement to net cash settle the warrants if an event occurs and if that event is outside the control of the Company) are treated as assets or liabilities (EITF 00-19).

•	We determined that the warrants are free standing financial instruments within the scope of FASB 150.

•	A manditorily redeemable warrant shall be classified as a liability if an unconditional obligation requiring the issuer to redeem the warrants by transferring assets (cash) at a specified date or upon an event to occur (FASB 150).

•	A puttable warrant is a liability since it embodies an obligation to repurchase the issuer’s shares and may require the transfer of assets. It is a liability even if the repurchase feature is conditional on a defined contingency in addition to the level of the issuer’s share price (FAS 150-1, question 1).

Ms. Jenkins

United States Securities and Exchange Commission

Fair value adjustment at each subsequent balance sheet date

The Company concluded that there was no change in the fair market value of the warrants from the date of acquisition to March 31, 2005. We subsequently redeemed half of these warrants in June 2005 following Allion’s IPO in accordance with the mandatory redemption provision contained in the warrants. The liability for the non-redeemed, remaining warrants was extinguished at the time of the June 2005 partial redemption because we had completed an IPO prior to June 1, 2006 and, therefore, the warrant holders could no longer exercise their right to have the Company acquire their subject shares at $6.26 per share. As a result, there was no liability at June 30, 2005.

5.	Comment. Please revise your disclosure to include the major assumptions used to value the warrants issued in the NAHH and Specialty acquisitions. Tell us how you determined the fair value of your common stock on each date, in relation to the pricing of your initial public offering on May 24, 2005. We note that the valuation per warrant issued in each acquisition is significantly different, despite that the fact the disclosed exercise prices are the same. Also, please confirm that the contractual life of the warrants was used as the expected term assumption.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our Acquisition footnote disclosure.

The difference between the two warrants which gave rise to the significantly different valuation was the redemption feature of the Specialty warrants (described in our response to comment 4 above), which did not exist with the NAHH warrants.

The Specialty warrants were valued based on management’s assessment of the probability of an IPO being completed by June 1, 2006. In the scenario where an IPO would not have been completed by June 1, 2006, the total number of warrants were valued at $6.26 per share, which was the price at which the holders could elect to require the Company to redeem all of their warrants. In the scenario where an IPO was completed, 50% of the warrants were valued at the mandatory redemption price of $9.00 per share and the other 50% of the warrants were valued at their fair market value calculated using the Black-Scholes model.

The 150,000 NAHH warrants were valued at $1.61 per share or $241,760. These warrants did not have a redemption feature and were valued in a similar manner to the non-guaranteed Specialty shares at their fair market value calculated using the Black-Scholes model.

We used the same major assumptions in using the Black-Scholes model to value all of the NAHH warrants and 50% of the Specialty warrants that were not guaranteed upon the occurrence of an IPO. These assumptions were:

•	Volatility factor of 20% (discussed further in our response to Comment 2);

Ms. Jenkins

United States Securities and Exchange Commission

•	Current stock price of $6.25 per share, which was based on the sales price of securities sold in a private placement in December 2004, shortly before the acquisition date;
•	Exercise price of $6.26 per share;
•	Expected term of five years based on the five-year contractual life of each warrant; and
•	A risk free interest rate of 3.7% over the five-year term.

6.	Comment. On page 55, you state you repurchased 175,719 or 50% of the warrants originally issued to Specialty. However, based on your repurchase price of $1,581,471, it appears you based your gain of $316,744 on the carrying value of 100% of the warrants. Please revise your disclosure to clarify your accounting for this matter. Also, tell us why you recorded a gain in the statement of operations rather than adjusting the purchase price of the acquisition.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our Acquisition footnote disclosure.

As discussed in response to comment 4 above, the liability for the non-redeemed, remaining 50% warrants was extinguished at the time of the June 2005 partial redemption because we had completed an IPO prior to June 1, 2006 and, therefore, the warrant holders could no longer exercise their right to have the Company acquire their subject shares at $6.26 per share. Upon settlement of the warrants, the difference between the fair market value recorded at the acquisition date and amount paid to extinguish the liability at settlement date was recorded as other income. We recorded the warrants at fair market value at the time of issuance and considered their value as a component of purchase price. Subsequent changes in value of the warrants which are separate free standing instruments were recorded in other income in accordance with FASB 150.

7.	Comment. On page 55 you state you acquired $1.9 million in promissory notes in the acquisition of Specialty. However, on page 57, you have included $1,401,369 of notes payable in the purchase price. Please reconcile these amounts and revise the document to explain the reason for the difference.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our Acquisition footnote disclosure.

8.	Comment. The amounts reported as direct acquisition costs for PMW and Priority on pages 57 and 58 respectively, do not appear to agree to the amounts disclosed as direct acquisitions costs for these entities on pages 55 and 56, respectively. In the Form 10-Q- as of March 31, 2006, there are similar differences for the-aforementioned entities in addition to Specialty. Please reconcile these differences and revise the document to provide clarification,

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our Acquisition footnote disclosure.

Ms. Jenkins

United States Securities and Exchange Commission

9.	Comment. Please tell us how you determined the useful lives of 13-15 years for the referral lists acquired in your 2005 acquisitions. Refer to SFAS 142.

Response. We engaged an independent valuation consultant to assist with our analysis and determination of the useful life for referral lists. As part of the analysis, a listing of key historical referring physicians was obtained for the acquired businesses. The decline in sources of new client referrals was measured for the period during which the data was available. An estimated life of fifteen to twenty-five years was observed. We were comfortable with a fifteen-year useful life based on the data analysis and our understanding of industry practices based on a review of the SEC’s Division of Corporate Finance “Current Accounting & Disclosure Issues” in which the SEC has indicated that an estimated life of up to 25 years for physician practices (based on the underlying patient base) is appropriate. In reviewing our 10K/A filing, we noted a typographical error in the Purchase Accounting table relating to the useful life of our referral list for NAHH. The table should have stated 15 years and was subsequently corrected in the 10Q for the period ended March 31, 2006 that was filed on May 10, 2006.

10.	Comment. Revise to include the disclosures required by paragraph 45c of SFAS 142.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our Acquisition footnote disclosure.

11.	Comment. We note you have disclosed total net liabilities and assets acquired from Specialty and NAHH, respectively. Revise to separately disclose the total liabilities and assets acquired in these purchases in accordance with paragraph 51e of SFAS 141. Also, provide the disclosures required by paragraphs 51 b and c of SFAS 141.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning our Acquisition footnote disclosure. The disclosure required by paragraph 51c of SFAS 141 is included in the disclosure, just before the purchasing tables and the disclosure required by paragraph 51b of SFAS 141 has been added for each of the acquisitions.

Note 18. Stockholder’s Equity, page 64

C. Warrants, page 65

12.	Comment. For each warrant issuance, please revise your disclosure to include the accounting treatment of the warrants, the fair value of the warrants at date of issuance and the major assumptions used to value them. For each warrant issuance, tell us whether compensation expense was recorded, and if not, why you believe that the accounting treatment is appropriate.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning warrants in our Stockholder’s Equity footnote. There was no compensation expense recorded in conjunction with these warrants.

Ms. Jenkins

United States Securities and Exchange Commission

As part of our analysis to respond to this comment we reviewed the assumptions used for the Black-Scholes valuation model for our warrants and noted differences in approach for two warrant grants that were valued by Allion staff who are no longer with the Company. As a result, we recalculated the valuation for these warrants using the assumptions which current Allion staff believes are appropriate and calculated the difference. The differences have been deemed to be insignificant.

•	For the March 2000 warrant grant, Allion’s current staff assumed a volatility of 1%, a stock price of $0.80 and a term of 10 years (equal to the contractual life of the warrant). The valuation resulted in a value of $145,000 which was $107,500 greater than the $37,500 recognized in 2000.

•	For the October 2003 warrant an estimated term of exercise of 8 years was used for valuation rather than the contractual life of the warrant of 10 years. Changing the Black-Scholes model for this assumption resulted in an additional $35,000 of value for the warrant.

In addition to the two warrants above, Allion staff has noted that the April 2004 warrant was not valued with a term equal to the contractual life of 10 years. A term of 5 years was used. Changing the Black-Scholes model for this assumption resulted in an additional $29,000 of value for the warrant. Allion believes this is an immaterial amount.

Also as part of our review in response to this comment we noted discrepancies in our disclosure concerning our October, 2003 warrant for 125,000 shares issued to a director in connection with an equity raise of capital. This was disclosed in our Form 10-KSB for the period ended December 31, 2003 filed on April 14, 2004. Inadvertently, this disclosure was subsequently misstated in the warrant disclosure on Form 10-K for the period ended December 31, 2004 and carried forward to the 2005 Form 10-K. We have corrected the disclosure in the proposed changes to our footnote for Stockholder’s Equity to reflect that the warrant was issued in connection with the equity raising of capital. Our accounting treatment for these warrants was appropriately categorized as a debit and credit to additional paid in capital given that the warrants were issued as part of the equity raise.

We believe that our accounting treatment for our warrants is in accordance with the following rulings and we have correctly classified the related cost of the warrants considering the nature of each transaction (acquisition of new business entity, cost of private placement of equity capital and a cost of debt guaranteed by a non-employee director) in accordance with the following guidance.

•	We have valued and recorded issued warrants based on EITF 97-8 at fair value at the date of issuance.
•	We have recorded issued warrants as part of liabilities based on FASB 150. A mandatory redeemable warrant shall be classified as a liability if there is an unconditional obligation requiring the issuer to redeem the warrants by transferring assets (cash) at a specified date or upon an event.
•	We have recorded issued warrants as part of acquisition cost, equity offering expense and interest expense based on EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Because the accounting treatment for our warrants is appropriate under the above guidance, we have not recognized any compensation expense for our warrants.

We have modified the footnote to only include disclosure for warrants issued in the previous three years.

13.	Comment. In previous filings, we note that registration rights agreements were filed with respect to various warrant issuances. Please revise this footnote to disclose the warrants subject to registration rights and include the material terms and conditions of the agreements. Also, tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued are to be classified as a liability or equity in the balance sheet as we note your registration rights agreements require you to maintain the registration statement continuously effective.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning warrants in our Stockholder’s Equity footnote to disclose the warrants subject to registration rights agreements, including a description of the material terms and conditions contained in the registration rights agreements.

We have issued warrants in two instances where we also granted rights to have the underlying shares registered under the Securities Act of 1933, as amended (the “Securities Act”), under certain conditions. One such grant was to Crestview Capital Master, LLC for 40,000 shares on May 13, 2005 and the other was to the former owners of North American Health Supply for 150,000 shares on January 4, 2005. We have reviewed the guidance in EITF 00-19 to evaluate whether these warrants should be classified as a liability or equity on our balance sheet in light of the applicable registration rights and determined that these warrants are properly classified as equity.

Ms. Jenkins

United States Securities and Exchange Commission

The registration rights for these warrants are “demand” registration rights under which the holder may at its discretion request by proper notice that the underlying shares be registered for resale under the Securities Act. Following notice, Allion has a specified number of days (90 in one case and 60 in the other) to file a registration statement. Thereafter, Allion is only obligated to use its reasonable best efforts to cause the registration statement to become effective within a targeted number of days (180 in one case and 90 in the other) after the filing date.

Once a registration statement becomes effective, we are required to keep it effective, in one case until the earlier of 60 days or completion of the distribution, and in the other case until the earlier of completion of the distribution, expiration of the warrant unexercised or two years from the warrant issue date. None of the registration rights contain penalties for failure to have the registration statement declared effective or provide for a cash settlement failing registration or otherwise. Each of the warrants requires either a physical or net-share settlement and allows for the shares to be unregistered.

As an initial matter, and apart from registration rights considerations, these warrants are properly classified as permanent equity because they require physical settlement or net-share settlement as contemplated by Comment 8 to EITF 00-19. Further, neither the warrants nor the related registration rights contain any provision that could require net-cash settlement as contemplated by Comments 12 through 32 of EITF 00-19. With respect to the registration rights, Allion is not required to net-share or physically settle the warrants only with registered shares. Allion is only obligated to use its reasonable best efforts to cause a registration statement to become effective, and the warrants specifically contemplate the delivery of unregistered shares as evidenced in each case by a requirement of a restricted-share legend to be placed on certificates representing the underlying shares. Accordingly, a failed registration does not preclude delivery of unregistered shares and the warrants permit net-share delivery of unregistered shares as contemplated by Comment 14 of EITF 00-19. As a consequence, none of the factors indicated in Comment 17 of EITF 00-19 requiring delivery of registered shares are present. For these reasons, these warrants are properly classified as equity notwithstanding the companion registration rights.

Note 23. Quarterly financial information (unaudited), page 69

14.	Comment. We note your disclosures on pages 69 and 19 that the 2005 restatement was “a one-time charge to the income statement and does not affect our operating results.” Please explain to us your basis for this statement considering your operating results were significantly impacted by the restatement, or revise to delete this disclosure.

Response. In response to the Staff’s comments, we propose to revise our disclosure in future filings to remove this sentence.

Form 10-QSB as of March 31, 2006

Item 4. Controls and Procedures, page 22

15.

Comment. We note your statement that a “control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive and financial officers concluded your disclosure controls and procedures are effective at that reasonable assurance level.

Ms. Jenkins

United States Securities and Exchange Commission

Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section ll.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response. In response to the Staff’s comment, we propose to revise our disclosure in future filings substantially as provided in the draft changed pages attached in Appendix A hereto concerning changes to Part I, Item 4. Controls and Procedures in our Forms 10-Q to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. In light of these proposed revisions, we feel that it is clear that the conclusions of our chief executive officer and chief financial officer regarding the effectiveness of our disclosure controls and procedures are made at the reasonable assurance level.

If you have any questions regarding these responses, please do not hesitate to call the undersigned (631-870-5126).

Sincerely,

/s/ James G. Spencer

James G. Spencer

Chief Financial Officer

cc: Steven L. Pottle, Esq., Alston & Bird LLP

Revenue Recognition. Net sales refer to our sales of medications and nutritional supplements to patients and are reported at the amount billed to patients, government and private payors and others in the period when delivery to our patients is completed, net of expected contractual allowances relating to the payor. Any customer can initiate the filling of prescriptions by having a doctor call in prescriptions to our pharmacists, faxing over a prescription, or mailing prescriptions to one of our facilities. Once we have verified that the prescriptions are valid and have received authorization from a customer’s insurance company or state insurance program, the pharmacist then fills the prescriptions and ships the medications to the customers through our outside delivery service, an express courier service, postal mail, or the patient picks up the prescription at the pharmacy.

We began recognizing revenue related to premium reimbursement in June 2005 and September 2005 following notification by the states of New York and California, respectively that certain of our pharmacies had qualified to participate in these programs. Both states provided for retroactive payment of prescriptions dating back to September 2004. No revenues were recorded for premium reimbursement prior to our receipt of notification from the appropriate governing state agency that we had qualified to participate in these premium reimbursement programs. Thus, for our three licensed pharmacies that qualified to participate in one of these programs, we reviewed our internal records from September 2004 through June 2005 or September 2005, as appropriate, and estimated the expected premium reimbursement amounts for the current period and retroactive payments to be received for prior periods in 2005 and 2004. These estimated retroactive premium reimbursement amounts were recorded as revenue in the periods ended June 30 and September 30, 2005. Because these are estimates, the actual amounts for retroactive premium reimbursement may differ and an adjustment may be required when payments are received.

Premium reimbursement for eligible prescriptions dispensed in the current period are recorded as a component of net sales in the period in which the patient receives the medication. Prescriptions are filled as described above, once we have verified that the prescriptions are valid and have received authorization from a customer’s state insurance program. We have begun to receive regular payments for premium reimbursement which are paid in conjunction with the regular reimbursement amounts due through the normal payment cycle for the California pilot program and expect to begin receiving payments under the New York program in the second quarter of 2006.

Allowance for Doubtful Accounts. We are reimbursed for the medications we sell by government and private payors. The net sales and related accounts receivable are recorded net of payor contractual discounts to reflect the estimated net billable amounts for the products delivered. We estimate the allowance for contractual discounts on a payor-specific basis, given our experience or interpretation of the contract terms if applicable. However, the reimbursement rates are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating our continual review and assessment of the estimation process. While management believes the resulting net carrying amounts for accounts receivable are fairly stated at each quarter-end and that we have made adequate provision for uncollectible accounts based on all available information, no assurance can be given as to the level of future provisions for uncollectible accounts, or how they will compare to the levels experienced in the past.

Intangible Asset Impairment. In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If we determine that impairment indicators are present and that the assets will not be fully recoverable, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, a historic or anticipated decline in net sales or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset, and a material decrease in the fair value of some or all of the assets. Changes in strategy and/or market conditions could significantly impact these assumptions, and thus we may be required to record impairment charges for these assets. We adopted Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) effective January 1, 2002, and the adoption of the Statement had no impact on our consolidated financial position or results of operations.

The prescription and patient month data has been presented to provide additional data about our operations. A prescription typically represents a 30-day supply of medication for an individual patient. “Patient months” represents a count of the number of months during a period that a patient received at least one prescription. If an individual patient received multiple medications during each month for a year period, a count of twelve would be included in patient months irrespective of the number of medications filled each month.

Net Sales. Net sales in 2005 increased to $123,107,672 from $60,080,003 in 2004, an increase of 104.9%. Net sales in California increased by $53,593,188 for the year ended December 31, 2005 as compared to 2004, primarily because of our acquisitions in California completed during 2005 and increases in the number of prescriptions filled at the facilities that existed before the acquisitions. Our net sales growth in New York and Florida was due primarily to an increase in the number of prescriptions filled from our existing facilities. Net sales in New York increased by $6,396,602 for the year ended December 31, 2005, as compared to the same period in 2004. Net sales in Florida increased by $259,671 for the year ended December 31, 2005, as compared to the same period in 2004.

In 2004 revenue was reduced by reductions in reimbursement rates in California and New York for the last four months of the year. However in 2005, we qualified for a pilot program in California and for additional reimbursement in New York under specialized reimbursement for HIV pharmacies. Both states’ programs also provided for retroactive payment of prescriptions dating back to September 2004. The legislation providing for additional reimbursement in New York expires on March 31, 2006. We cannot be certain that this program will be renewed until New York passes its annual budget. In addition, we cannot be certain the pilot program in California will be renewed after it expires in January 2008. In the second and third quarters of 2005, we began recognizing revenue relating to premium reimbursement in New York and California, respectively, under each state’s program for qualified pharmacies. These revenues are estimated at the time service is provided and accrued. As of the end of 2005, we had $2,412,282 of accrued revenue relating to premium reimbursement in New York and California including retroactive payments for prior periods. As of February 15, 2006 we had received approximately $1.7 million of payments from California for revenue that had been accrued up to December 31, 2005. As of February 15, 2006, we had not received payment for these accrued revenues from New York. In addition, we have not received payment from California relating to the former operations of Specialty Pharmacies, Inc. Based on discussions with each state agency, we believe that we will receive payment for the accrued revenues associated with the New York program and the California Pilot program for our Specialty operations during the first six months of 2006.

Gross Profit. Gross profit for the year ended December 31, 2005 increased to $19,861,782 from $6,917,802 for the year ended December 31, 2004, an increase of 187.1%, our gross margin increased to 16.1% for the year ended December 31, 2005 from 11.5% for the year ended December 31, 2004. Our overall gross margin for the year ended December 31, 2005 was approximately 460 basis points higher than the gross margin for the year ended December 31, 2004. This was primarily due to the acquisition of NAHH, which had a gross margin of 38% for the year ended December 31, 2005. NAHH predominantly fills prescriptions for enterals which is reimbursed at a higher gross margin. During 2005, we recognized revenue for periods prior to December 31, 2004 relating to retroactive premium reimbursement. This was in the amount of $283,665. Excluding this revenue, the gross margin would have been 15.9%. Our gross profit increased primarily due to an increase in net sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2005 increased to $18,349,296 from $9,162,734 for the year ended December 31, 2004, but as a percentage of net sales they declined to 14.9% in 2005 from 15.3% in 2004. The increase was primarily due to increased expenses related to the acquisitions. The decrease as a percentage of net sales was primarily due to a reduction in labor and other general costs as a percentage of sales.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

Allion Healthcare, Inc., referred to as the Company, is the parent corporation of several subsidiaries, which operate under the MOMS Pharmacy name as one reportable segment. These subsidiaries are located in New York, California, Florida and Washington. In March 2005, the Company decided to cease operations in Texas and these operations have been reflected as a discontinued operation in the statements of operations. The Company is a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. The Company sells HIV/AIDS medications, ancillary drugs and nutritional supplies under its trade name MOMS Pharmacy. Most of the Company’s patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, or ADAP, to pay for their HIV/AIDS medications.

Note 2. Summary of Significant Accounting Policies

Basis Of Presentation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Inventories. Inventories consist entirely of pharmaceuticals available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (“FIFO”) basis.

Use Of Estimates By Management. The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires the Company’s management to make certain estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Such estimates primarily relate to accounts receivable, intangibles and deferred tax valuation. Actual results could differ from those estimates.

Property and Equipment. Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life. Machinery and equipment under capital leases is amortized over the life of the respective lease or useful lives of the asset, whichever is shorter.

Revenue Recognition. Net sales are recognized as medications or products are received by customers. A substantial portion of the Company’s net sales are billed to third-party payors, including insurance companies, managed care plans and governmental payors. Net sales are recorded net of contractual adjustments and related discounts. Contractual adjustments represent estimated differences between billed net sales and amounts expected to be realized from third-party payors under contractual agreements. Any customer can initiate the filling of prescriptions by having a doctor call in prescriptions to our pharmacists, faxing over a prescription, or mailing prescriptions to one of our facilities. Once the Company has verified that the prescriptions are valid and have received authorization from a customer’s insurance company or state insurance program, the pharmacist then fills the prescriptions and ships the medications to the customers through our outside delivery service, an express courier service, postal mail, or the patient picks up the prescription at the pharmacy.

The Company began recognizing revenue related to premium reimbursement in June 2005 and September 2005 following notification by the states of New York and California, respectively that certain of our pharmacies had qualified to participate in these programs. Both states provided for retroactive payment of prescriptions dating back to September 2004. No revenues were recorded for premium reimbursement prior to the Company’s receipt of notification from the appropriate governing state agency that it had qualified to participate in these premium reimbursement programs. Thus, for each of the Company’s three licensed pharmacies that qualified to participate in one of these programs, the Company reviewed its internal records from September 2004 through June 2005 or September 2005, as appropriate, and estimated the expected premium reimbursement amounts for the current period and retroactive payments to be received for prior periods in 2005 and 2004. These estimated

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retroactive premium reimbursement amounts were recorded as revenue in the periods ended June 30, and September 30, 2005. Because these are estimates, the actual amount received for retroactive premium reimbursement may differ and an adjustment may be required when payments are received.

Premium reimbursement for eligible prescriptions dispensed in the current period are recorded as a component of net sales in the period in which the patient receives the medication. Prescriptions are filled as described above, once the Company has verified that the prescriptions are valid and have received authorization from a customer’s state insurance program. The Company has begun to receive regular payments for premium reimbursement which are paid in conjunction with the regular reimbursement amounts due through the normal payment cycle for the California pilot program and expect to begin receiving payments under the New York program in the second quarter of 2006.

Income Taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount currently estimated to be realized.

Cash Equivalents. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Short Term Investments. Our short term investments consist of certificates of deposit and available for sale securities (principally auction rate securities) which are carried at fair value. Unrealized gains and losses are reported as accumulated comprehensive income in stockholders equity until realized.

Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash equivalents with financial institutions. The Company has substantially all of its cash and short-term investments with two financial institutions. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. The Company’s trade receivables represent a broad customer base. The Company routinely assesses the financial strengths of its customers. As a consequence, concentrations of credit risk are limited.

Net Loss Per Share Information. Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are adjusted for the impact of common stock equivalent using the treasury stock method when the effect is dilutive. For the year ended December 31, 2005 the fully diluted shares outstanding using this method would have been 12,053,280. For the years ended December 31, 2005, 2004 and 2003 diluted loss per share does not include the impact of common stock options and warrants then outstanding of 2,602,737, 2,830,137 and 2,359,973, respectively, as the effect of their inclusion would be anti-dilutive. Preferred stock convertible to common stock of -0- and 4,570,009 shares were outstanding at December 31, 2005 and 2004 respectively.

Stock-Based Compensation Plans. The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value based method, compensation cost is the excess, if any, of the fair market value of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the terms of the Stock Purchase Agreement, on January 4, 2005 MOMS Pharmacy acquired 100% of the stock of NAHH in exchange for payment by Allion of the following consideration:

•	$5,671,016 of cash paid, including $473,999 of direct acquisition costs (less cash acquired of $88,808);

•	promissory notes of MOMS Pharmacy, due January 1, 2006, in the aggregate principal amount of $675,000;

•	promissory notes of MOMS Pharmacy, due January 1, 2007, in the aggregate principal amount of $700,000; and

•	warrants issued by Allion to purchase an aggregate of 150,000 shares of Allion common stock, at an exercise price of $6.26 per share; the warrants were recorded at $241,760, which represents the fair market value of the warrants as of the acquisition date.

The notes accrue interest at a rate of 2.78% per year. Allion unconditionally guaranteed the payment of the promissory notes by its MOMS Pharmacy subsidiary, pursuant to a guaranty, dated January 4, 2005, in favor of Messrs. Stone and Spanier. Under the guaranty, Allion is absolutely, irrevocably and unconditionally liable for the performance of each and every obligation of MOMS Pharmacy under the promissory notes.

The purchase price is subject to a post-closing adjustment based on the amount of NAHH’s working capital as of the closing date as well as cash collected from March 31, 2005 through December 31, 2005 in respect to accounts receivable as of the closing date. Through December 31, 2005, Allion has paid an additional $141,997 to Messrs. Stone and Spanier. The purchase price also is subject to reduction for changes in the Medi-Cal rules and regulations at any time after the closing date, which result in reduced reimbursement payments to North American for any enteral or nutritional products it sold in 2004. Any purchase price reduction due to changes in the Medi-Cal rules and regulations will be payable solely by offset against the outstanding principal amounts of the promissory notes issued in the transaction.

The fair value of the warrants was estimated on the date of the issuance using the Black-Scholes option-pricing model. Valuation assumptions used in the Black-Scholes calculation consisted of a volatility of 20%, a stock price of $6.25, and an expected term equivalent to the contractual life of each warrant.

The acquisition of NAHH is intended to expand our presence in the California HIV/AIDS market.

On February 28, 2005, MOMS Pharmacy, Inc., a California corporation and wholly-owned subsidiary of Allion Healthcare Inc., a Delaware corporation, entered into a stock purchase agreement with the owners (the “Specialty Sellers”) of 100% of the stock of Specialty Pharmacies, Inc., a Washington corporation (“Specialty” or “SPI”). Specialty is engaged primarily in the business of providing HIV/AIDS pharmacy services in Washington and California. On the same day, MOMS Pharmacy acquired 100% of the stock of Specialty from the Specialty Sellers, in accordance with the terms of a stock purchase agreement.

Pursuant to the terms of the Stock Purchase Agreement, MOMS Pharmacy acquired 100% of the stock of Specialty for the following combination of cash and securities:

•	$5,496,546 of cash paid, including $496,546 of direct acquisition costs;

•	promissory notes of MOMS Pharmacy, due February 28, 2006, in the aggregate principal amount of $1,900,000. The notes were subsequently reduced in the amount of $498,631 for a post closing working capital adjustment; and

•	warrants issued by Allion to purchase an aggregate of 351,438 shares of Allion common stock, at an exercise price of $6.26 per share; the warrants were recorded at $1,898,215, which represents the fair market value of the mandatorily redeemable warrants as of the acquisition date.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allion unconditionally guaranteed the payment of the promissory notes issued to the Specialty Sellers by its MOMS Pharmacy subsidiary, pursuant to a guaranty, dated February 28, 2005, in favor of the Specialty Sellers. Under the guaranty, Allion is absolutely, irrevocably and unconditionally liable for the performance of the obligations of MOMS Pharmacy under the promissory notes. The promissory notes accrue interest at the prime rate plus 2% per annum. At the closing of Allion’s initial public offering the notes were paid-off.

The 351,438 warrants have a fair market value of $1,898,215 and were recorded as a liability because the warrants were redeemable in full at the option of the holders if the Company failed to complete an initial public offering (IPO) by a specified date, or 50% mandatorily redeemable upon a qualifying initial public offering. The valuation of the warrants was based on the value of the various financial outcomes to the holders of the warrants. The various outcomes were based on the Company’s ability to complete an IPO by June 1, 2006. A value was determined under each scenario and then the probability of the outcome was applied to the value of each outcome to get a weighted average value. Upon completion of an IPO, the Company would be required to redeem 50% of the warrants; therefore, 50% of the warrants were valued at $9.00 per share, which is the fixed price at which the Company would redeem such warrants. The fair value of the remaining 50% of the warrants was valued using the Black-Scholes option-pricing model. Valuation assumptions used in the Black-Scholes calculation consisted of a volatility of 20%, a risk free rate equal to the U.S. treasury rate, no dividend, and an expected term equivalent to the contractual life of each warrant. If the Company was unable to complete an IPO by June 1, 2006, the holders of these warrants had the right to have the Company acquire 100% of their warrants at a price of $6.26 per share. In this scenario, 100% of the warrants were valued using the Black-Scholes option-pricing model using the same assumptions set forth above.

Upon completion of its IPO in June 2005, Allion redeemed and acquired 50% of these warrants at a price of $9.00 per share in accordance with the terms of the warrants. Allion paid $1,581,471 with proceeds from the IPO to repurchase 175,719, or 50%, of the warrants issued to the Specialty Sellers and recognized a $316,744 gain that was recorded as other income. The liability for the remaining, non-redeemed 175,719 warrants was extinguished at the time of the June 2005 partial redemption because the Company had completed an IPO prior to June 1, 2006 and, therefore, the warrant holders could no longer exercise their right to have the Company acquire their warrants at $6.26 per share. However, the warrants remained exercisable for those non-redeemed 175,719 shares. Upon settlement of the warrants in June 2005, the difference between the fair market value recorded at the acquisition date and the amount paid to extinguish debt at settlement date was recorded as other income.

The purchase price is subject to a post-closing adjustment based on the amount of Specialty’s working capital as of the closing, which resulted in a $498,631 reduction in the purchase price. MOMS Pharmacy agreed to reimburse Specialty Sellers up to a maximum of $200,000, for any amounts received by Specialty from Medi-Cal relating to the California Pilot Program for prescriptions filled between September 1, 2004 and December 31, 2004.

On February 28, 2005, MOMS Pharmacy also acquired from Michael Tubb, pursuant to a Purchase Agreement signed on the same day, all rights he has to acquire capital stock of Specialty. Under the agreement, MOMS Pharmacy paid $1,200,000 to Mr. Tubb, consisting of $600,000 cash and a $600,000 one-year promissory note due February 28, 2006 and March 31, 2006. The contingent consideration of the $600,000 promissory note is treated as non-recurring compensation based on his continued employment for one year post acquisition. The Company is accruing $50,000 per month as compensation expense over the twelve month period of the agreement. This note accrues interest at a rate equal to the lowest applicable federal rate. These payments are expressly conditioned on (i) the fulfillment of the non-solicitation and non-competition provisions of the purchase agreement between MOMS Pharmacy and Mr. Tubb, and (ii) Mr. Tubb’s continued employment with Specialty and his use of best efforts, time and attention to and on behalf of Specialty.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquisition of Specialty is intended to expand presence in the Northern California and Washington HIV/AIDS markets.

On August 5, 2005, Medicine Made Easy, a California corporation and wholly-owned subsidiary of the Company, purchased certain assets of Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy (“PMW”), a California-based specialty pharmacy focused on HIV/AIDS pharmacy services in the Long Beach, California area. Under the terms of the asset purchase agreement between the Company and PMW, the Company acquired selected assets, including PMW’s customer list of HIV/AIDS patients and inventory, for the following:

•	$8,875,379 of cash paid, including $145,379 of direct acquisition costs paid; estimate of direct acquisition costs to be incurred of $300,000, of which $145,379 was paid and $154,621 was accrued at December 31, 2005;

•	$970,000 escrow payment paid 90 days after closing; and

•	$151,765 cash paid for inventories.

The acquisition of PMW is intended to expand our presence in the Long Beach, California HIV/AIDS market.

On December 9, 2005, Medicine Made Easy, a California corporation and wholly-owned subsidiary of the Company, purchased certain assets of Priority Pharmacy, Inc. (“Priority”), a California-based specialty pharmacy focused on HIV/AIDS pharmacy services in the San Diego, California area. Under the terms of the asset purchase agreement between the Company and Priority, the Company acquired selected assets, including Priority’s customer list of HIV/AIDS patients and inventory, for the following:

•	$6,539,121 of cash paid, including $39,121 of direct acquisition costs paid; estimate of direct acquisition costs to be incurred of $250,000, of which $39,121 was paid and $210,879 was accrued at December 31, 2005;

•	$1,100,000 additional payment due in 3 equal payments monthly after closing; and

•	$379,192 cash paid for inventories.

The acquisition of Priority is intended to expand our presence in the San Diego, California HIV/AIDS market.

The results of operations from the acquisitions are included in Allion’s consolidated operating results as of the date the companies were acquired.

The goodwill recorded as the result of the NAHH acquisition will not be deductible for tax purposes. The goodwill recorded as the result of the Specialty, PMW and Priority acquisitions is expected to be deductible for tax purposes.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables describe the allocation of purchase price for these four acquisitions:

Purchase Price Paid for NAHH
Cash paid	$5,141,996
Notes Payable	1,375,000
Fair value of warrants issued	241,760
Direct acquisition costs	473,999

Total Purchase Price	7,232,755
less: net tangible assets	(243,630)
debt discount	(51,253)

$6,937,872

Allocation of Purchase Price for NAHH
Covenant Not to Compete (5 year life)	$50,000
Referral Lists (15 year life)	4,514,331
Goodwill	2,373,541

$6,937,872

Purchase Price Paid for Specialty
Cash paid	$5,000,000
Notes Payable	1,401,369
Fair value of warrants issued	1,898,215
Direct acquisition costs	496,546

Total Purchase Price	8,796,130
plus: net liabilities	415,149

$9,211,279

Allocation of Purchase Price for Specialty
Covenant Not to Compete (5 year life)	$75,000
Covenant Not to Compete (3 year life)	222,672
Referral Lists (15 year life)	4,153,386
Workforce (part of goodwill)	400,190
Goodwill	4,360,031

$9,211,279

Purchase Price Paid for PMW
Cash Paid at closing	$8,730,000
Escrow payment paid	970,000
Inventories	151,765
Direct acquisition costs	300,000

Total purchase price	10,151,765
less: net tangible assets	(151,765)

$10,000,000

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pharmacy”) or an affiliate of MOMS Pharmacy. As of December 31, 2005 Allion had 297 patients on service from Oris/Lab Tracker. During the fourth quarter of 2005 we accrued and subsequently paid $123,000 for 123 new Oris/Lab Tracker patients. Oris’ and Ground Zero’s rights to these additional payments terminate 40 months after the closing of the acquisition and, under certain circumstances set forth in the asset purchase agreement, portions of these additional payments may be made in stock of the Company. Earn-out payments are recorded quarterly as earned. Payments made to Oris for the patients from existing clinics will be allocated to the clinic list and amortized over a fixed 15 year period beginning from when Oris was acquired, and from new clinics, will be expensed. Payments made to Ground Zero for patients from both new and existing clinics will be allocated to the exclusive LabTracker license agreement and will be amortized over its remaining life. Oris does not qualify as a business so the transaction was accounted for as the acquisition of certain assets and liabilities of Oris.

Purchase Price Paid for Oris’ Intangible Assets
Cash paid	$1,000,000
Earn out obligation	168,000
Operating expenses paid to seller	250,000
Employee severance payments	72,520
Direct acquisition costs	41,156

Total Purchase Price	1,531,676
less: net tangible assets	$(29,000)

$1,502,676

Allocation of Purchase Price for Oris’ Intangible Assets
License agreement—LabTracker—exclusive rights (40 month life)	$1,084,005
Clinic List (15 year life—from date of purchase)	132,550
Computer software (3 year life)	86,121
Non compete (40 month life)	200,000

$1,502,676

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for both NAHH and Specialty. The allocations of the respective purchase prices have not been finalized and are subject to refinement. Any additional adjustments resulting from the finalization of the purchase price allocations of NAHH and Specialty will affect amounts assigned to goodwill.

	NAHH	Specialty
Current assets	$1,860,600	$3,018,255
Property & equipment, net	15,679	57,158
Intangible assets	—	49,805
Other assets	19,737	—

Total assets acquired	1,896,016	3,125,218

Current liabilities	1,652,386	3,530,532
Other long term liabilities	0	9,835

Total liabilities acquired	1,652,386	3,540,367

Net assets (liabilities) acquired	$243,630	$(415,149)

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill for the year ended December 31, 2005, are as follows:

Balance as of December 31, 2004	$4,472,068
Goodwill acquired during year	15,266,967
Impairment losses	—

Balance as of December 31, 2005	$19,739,035

Note 6. Short-Term Investments

Investment in short term securities include certificates of deposit and available for sale securities, which are carried at fair value. The gross unrealized gain at December 31, 2005 is $38,553 and is recorded as a component of accumulated other comprehensive income. All of these investments mature within 12 months and consist of the following at December 31, 2005:

Certificates of Deposit	$1,512,000
Auction Rate Securities	21,488,553

Total	$23,000,553

Note 7. Initial Public Offering

On June 22, 2005, the Company completed an initial public offering of its common stock. The Company sold 4,000,000 shares of its common stock at a price of $13.00 per share. In addition, the Company granted the underwriters an option, exercisable until July 21, 2005, to purchase up to an additional 600,000 shares at the initial public offering price. On July 8, 2005, the underwriters exercised their over-allotment option to purchase 600,000 shares of common stock at $13.00 per share, less an underwriting discount and commission of $0.91 per share. The Company used the proceeds from its initial public offering to repay approximately $12,000,000 of its debt on June 27, 2005. The Company received proceeds net of underwriters discount and commission of $48,360,000 from the initial public offering and $7,254,000 from the exercise of the over-allotment option, less costs incurred of $2,060,000.

Note 8. Intangible Assets

Intangible assets as of December 31, 2005 and 2004 are as follows:

	Weighted Average Amortization Period	December 31,
		2005		2004
		Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangibles
California License	Perpetual	$478,616	$—	$478,616	$—
Customer lists	60 Months	2,155,256	(1,480,442)	2,030,745	(978,831)
Referral List	171 Months	17,286,803	(762,354)	—	—
Non-Compete Covenant	43 Months	1,792,390	(308,650)	147,007	(81,671)
Software	42 Months	136,121	(41,022)	50,000	(16,667)
Lab tracker License	40 Months	1,084,005	(160,877)	—	—
Clinic List	180 Months	132,550	(2,780)	—	—
Other	60 Months	45,000	(39,750)	45,000	(30,750)

Total	110 Months	$23,110,741	$(2,795,875)	$2,751,368	$(1,107,919)

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s stock option plans as of December 31, 2005, 2004, 2003 and changes during the years then ended is presented below:

	2005		2004		2003
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,682,750	$3.06	1,365,200	$1.80	1,341,700	$1.61
Granted	10,000	13.00	604,250	6.02	50,000	5.00
Exercised	(213,000)	2.11	—	—	—	—
Cancelled	(27,750)	5.91	(286,700)	3.09	(26,500)	2.91

Outstanding, end of year	1,452,000	$3.21	1,682,750	$3.06	1,365,200	$1.80
Options exercisable at year end	1,110,195	$2.29	1,133,758	$1.75	1,001,268	1.20
Weighted average fair value of options under the plan granted during the year		$4.43		$1.76		$0.38

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$.17 - $.66	500,000	3.09	$.18	500,000	$.18
$1.00 - $2.00	154,000	4.50	$1.34	154,000	$1.34
$3.00	4,000	5.96	$3.00	4,000	$3.00
$3.50	175,000	6.50	$3.50	175,000	$3.50
$5.00	50,000	7.76	$5.00	41,667	$5.00
$6.00 - 6.26	559,000	8.42	$6.02	235,528	$6.01
$13.00	10,000	9.09	$13.00	—	$—
	1,452,000			1,110,195

C. Warrants

In May 2003, the Company issued warrants to the previous owners of Medicine Made Easy. These warrants can be exercised to purchase 227,273 shares of the Company’s common stock for $11.00 a share and expire in May 2008. The fair value of the warrants was $27,354, and was included in the purchase price of MME. Valuation was based on a Black-Scholes valuation which assumed a volatility of 20%, a stock price of $5.00, and a contractual life of 5 years.

In October 2003, the Company issued a warrant to purchase 125,000 shares of the Company’s common stock, with an exercise price of $5.00 per share, to a director of the Company in connection with an equity raise

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of capital. This warrant expires ten years from the date of grant. The fair value at the date of issuance was $46,800 and was recorded as a debit and credit to additional paid in capital. Valuation was based on a Black-Scholes calculation which assumed a volatility of 1%, a stock price of $4.00 and an expected term of 8 years.

In April and May 2004, the Company issued warrants to purchase 114,759 shares of common stock with an exercise price of $6.00 per share to the placement agents in conjunction with the Company’s Series D private placement. These warrants expire five years and ten years from the date of issue. The fair value at the date of issuance was $120,600 and was recorded as an adjustment to additional paid in capital. Valuation was based on a Black-Scholes calculation which assumed a volatility of 1%, a stock price of $6.00 and an expected term of five years for each warrant.

In December 2004, the Company issued warrants to purchase 53,121 shares of common stock, which have an exercise price of $6.25 per share, in conjunction with the Company’s Series E convertible preferred stock to the placement agent. These warrants expire 5 years from the date of issue. The fair value at the date of issuance was $84,500 and was recorded as an adjustment to additional paid in capital. Valuation was based on a Black-Scholes calculation which assumed a volatility of 20%, a stock price of $6.25 and an expected term equivalent to the contractual life of each warrant.

In January 2005, as part of the NAHH acquisition, the Company issued warrants to purchase 150,000 common shares to the former owners, which have an exercise price of $6.26 per share. These warrants expire five years from the date of issuance. The fair value of each warrant was $241,760 and was estimated on the date of the issuance using the Black-Scholes option-pricing model. Valuation assumptions used in the Black-Scholes calculation consisted of a volatility of 20%, a stock price of $6.25 and an expected term equivalent to the contractual life of each warrant. These warrants were recorded as part of acquisition cost. In addition, the Company entered into a registration rights agreement on January 4, 2005, as amended on May 19, 2005, with the former owners of NAHH covering the common shares issued or issuable upon exercise of the warrants. Under the terms of the registration rights agreement, the warrant holders are entitled to one demand registration on a form selected by the Company’s legal counsel, but are not entitled to any piggyback registration rights. Upon receiving a demand registration notice from the holders, and subject to certain limited deferral rights, the Company shall as soon as practicable, but in no event more than 90 days after the date on which it receives such notice, file the registration statement and use its reasonable best efforts to cause the registration statement to become effective within 180 days of such filing. If the registration statement is declared effective, the Company must maintain the registration statement effective for a period of 60 days or until each holder has completed the distribution covered by the registration statement, whichever occurs first. The Company will pay all registration expenses except for underwriting discounts. The registration rights terminate when the warrant shares are eligible to be sold or transferred in compliance with Rule 144 or any other exemption from registration.

In February 2005, pursuant to the terms of the stock purchase agreement with the owners of Specialty Pharmacies, Inc., the Company issued warrants to purchase 351,438 common shares with exercise price of $6.26 per share. Provisions on the warrants required the Company to redeem and acquire 50% of these warrants following its IPO. During June 2005 the Company redeemed 175,719 of the shares covered by these warrants. These warrants expire five years from the date of issuance. The 351,438 warrants had a fair market value of $1,898,215 and were recorded as a liability because the warrants were redeemable in full at the option of the holders if the Company failed to complete an initial public offering (“IPO”) by a specified date, or 50% mandatorily redeemable upon a qualifying IPO. The valuation of the warrants was based on the value of the

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

various financial outcomes to the holders of the warrants. The various outcomes were based on the Company’s ability to complete an initial IPO by June 1, 2006. A value was determined under each scenario and then the probability of the outcome was applied to the value of each outcome to get a weighted average value. Upon completion of an IPO, the Company would be required to redeem 50% of the warrants; therefore, 50% of the warrants were valued at $9.00 per share, which is the fixed price at which the Company would redeem such warrants. The fair value of the remaining 50% of the warrants was valued using the Black-Scholes option-pricing model. Valuation assumptions used in the Black-Scholes calculation consisted of a volatility of 20%, a stock price of $6.25, and an expected term equivalent to the contractual life of each warrant. If the Company was unable to complete an IPO by June 1, 2006, the holders of these warrants had the right to have the Company acquire 100% of their warrants at a price of $6.26 per share. In this scenario, 100% of the warrants were valued using the Black-Scholes option-pricing model using the same assumptions set forth above.

Upon completion of its IPO in June 2005, Allion redeemed and acquired 50% of the warrants issued to the former owners of Specialty Pharmacies, Inc. at a price of $9.00 per share in accordance with the terms of the warrants. Allion paid $1,581,471 with proceeds from the IPO to repurchase 175,719, or 50%, of the warrants issued to the Specialty Sellers and recognized a $316,744 gain that was recorded as other income. The liability for the remaining, non-redeemed 175,719 warrants was extinguished at the time of the June 2005 partial redemption because the Company had completed an IPO prior to June 1, 2006 and, therefore, the warrant holders could no longer exercise their right to have the Company acquire their warrants at $6.26 per share. However, the warrants remained exercisable for those non-redeemed 175,719 shares.

In April 2005, the Company issued a warrant to purchase 100,000 shares of the Company’s common stock to a director for the extension of his guaranty of a $1.5 million line of credit. This warrant has an exercise price of $13.00 per share (equal to the stock price at the initial public offering). The fair value of the warrant was determined using the Black-Scholes pricing model. This warrant expires ten years from the date of issuance. The fair value at the date of issuance was $752,563 and was recognized as interest expense. Valuation was based on a Black-Scholes calculation which assumed a volatility of 40%, a stock price of $13.00 and an expected term equivalent to the contractual life of the warrant.

In May 2005, the Company granted a warrant to purchase 40,000 shares of the Company’s common stock in connection with a private placement to an institutional accredited investor. (The placement is discussed in Note 11 above). This warrant has an exercise price of $13.00 per share (equal to the stock price at the initial public offering). The fair value of the warrant was determined using Black-Scholes pricing model. This warrant expires five years from the date of issuance. The fair value at the date of issuance was $213,747 and was recognized as interest expense. Valuation was based on a Black-Scholes calculation which assumed a volatility of 40%, a stock price of $13.00 and an expected term equivalent to the contractual life of each warrant. In addition, the Company entered into a registration rights agreement on May 13, 2005 with the accredited investor covering the common shares issued or issuable upon exercise of the warrant. Under the terms of the registration rights agreement, the warrant holder is entitled to one demand registration on a form selected by the Company’s legal counsel, but is not entitled to any piggyback registration rights. Upon receiving a demand registration notice from the holder, and subject to certain limited deferral rights, the Company shall as soon as practicable, but in no event more than 60 days after the date on which it receives such notice, file the registration statement and use its reasonable best efforts to cause the registration statement to become effective within 90 days of such filing. If the registration statement is declared effective, the Company must maintain the registration statement effective until the holder has completed the distribution covered by the registration statement, the warrant expires unexercised or two years elapse from the warrant issue date, whichever occurs first. The Company will pay all registration expenses except

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for underwriting discounts. The registration rights terminate when the warrant shares are eligible to be sold or transferred in compliance with Rule 144(k) or any other exemption from registration that does not contain a volume limitation.

A summary of the status of the Company’s warrants outstanding as of December 31, 2005, 2004, 2003 and changes during the years then ended is presented below:

	2005		2004		2003
Warrants	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,162,387	$4.38	994,773	$4.09	642,500	$1.47
Granted	641,438	7.73	167,614	6.08	352,273	8.87
Exercised	(477,369)	7.66	—	—	—	—
Repurchased	(175,719)	6.26	—	—	—	—

Outstanding and Exercisable, end of year	1,150,737	$4.60	1,162,387	$4.38	994,773	$4.09

D. Convertible Preferred Stock

The Company has authorized 20,000,000 shares of preferred stock, $.001 par value, which the Board of Directors has authority to issue from time to time in series. The Board of Directors also has the authority to fix, before the issuance of each series, the number of shares in each series and the designation, preferences, rights and limitations of each series. At the initial public offering in June 2005 all of the preferred stock was converted to common stock.

In March 2000, the Company sold 512,500 shares of Series A convertible preferred stock to a group of investors, the net proceeds to the Company were approximately $1,025,000.

In April 2001, the Company sold 333,334 shares of Series B convertible preferred stock to a group of investors. The net proceeds to the Company were approximately $988,000. In October 2001, the Company sold an additional 333,334 shares of Series B convertible preferred stock to a group of investors. The net proceeds to the Company were approximately $999,000.

In April 2003, the Company raised $6,063,682, net of costs of $111,318 related to this issuance in a private placement with several investors. The Company sold 1,235,000 shares of Series C convertible preferred stock at $5.00 per share. There will be no dividends payable on the shares, unless the Company, in its sole discretion declares a dividend. In the event of any liquidation, these shares shall share on a pari passu basis in liquidation with the Series A and B preferred stock outstanding. A portion of the proceeds of the sale of the Series C convertible preferred stock was used in connection with the Company’s $1,475,000 settlement of its lawsuit with Morris and Dickson. Approximately, $2,250,000 of the proceeds was used to fund the acquisition of Medicine Made Easy. $841,789 of the proceeds was used to repay Company indebtedness.

In April and May 2004, the Company raised an aggregate of $8,806,958 through the issuance of 1,491,828 shares of Series D convertible preferred stock at $6.00 per share in private placements with several investors. The terms and rights of the Series D convertible preferred shares are set forth in the Certificate of Designation of Series D Preferred Stock of the Company. There will be no dividends payable on these shares, unless the Company, in its sole discretion, declares a dividend with respect to the common stock. In the event of any liquidation, the shares shall share on a pari passu basis in liquidation with the Series A, B and C preferred stock outstanding. In conjunction with the offering and for services rendered, the Company issued 24,000 shares of Series D convertible preferred stock to a placement agent, issued warrants representing 114,759 shares of the notes payable. As a result, our interest income will increase from increasing interest rates and our interest income will decrease from declining rates.

Item 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of “disclosure controls and procedures” in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As previously disclosed in our annual report for the period ended December 31, 2005, we identified a material weakness relating to the valuation of warrants that were issued in the period ended June 30, 2005. As a result, we subsequently restated our second and third quarter 2005 quarterly reports on Form 10-Q/A on April 19, 2006. We have worked with our independent auditor and external SOX 404 consultant to review valuation techniques for options and warrants. As a result, we have instituted checklists and processes during the end of 2005 that we believe will strengthen our ability to identify and value option and warrant grants. As a result of the restatement, we have adjusted our valuation models and techniques and will continue to use these techniques for future option or warrant grants. There were no warrants issued in the period ended March 31, 2006. Therefore, we have not been able to test the new valuation procedures in place.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2006.

Changes in Internal Control over Financial Reporting

We have implemented changes in the identification and valuation of option and warrant grants, which include instituting checklists and processes surrounding our valuation models and techniques. There have been no other significant changes in our internal control over financial reporting during the quarter ended March 31, 2006 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reports.

Limitations on the Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

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